

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Mr. Fuad Al-Humoud
President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, Texas 77063

> **Re:** **Woodgate Energy Corporation**
> **Amendment No. 4 to Current Report on Form 8-K**
> **Filed May 7, 2014**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 15, 2014**
> **File No. 0-54834**

Dear Mr. Al-Humoud:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Current Report on Form 8-K

Remuneration of Officers and Directors: Summary Compensation Table, page 11

1.   Please revise to clarify whether the $210,000 paid to Fuad Al-Humoud in 2013 (reflected in the table under "All Other Compensation") was paid in connection with his services as your president, or was paid in connection with his services as a director. In that regard, your new disclosure on page 12 stating that the "entries under 'All Other Compensation' above indicate any amounts accrued for compensation to Directors for their board services" does not appear to be consistent with your disclosure above the table on page 11 that suggests that compensation of $200,000 was paid to Mr. Fuad Al-Humoud for his services as president, and $10,000 was paid to Mr. Al-Humoud for his services as a director.

E&P Co., LLC

Financial Statements for the Six Months Ended June 30, 2013

2.   Please revise your financial statements to include comparative period information for the interim periods ended June 30, 2013 and 2012. Refer to Rule 8-03 of Regulation S-X. Please also revise the notes to the financial statements accordingly.

3.   Your response to comment 7 in our letter dated March 28, 2014 does not appear to support your accounting treatment for the amounts capitalized as intangible assets based on authoritative guidance. Please revise your financial statements to remove the amount recorded as intangible assets or provide us with additional detail supporting your position.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.   We note that you present the cumulative financial data covering the period from your inception June 6, 2005 through December 31, 2013, which are not identified in the audit opinion. Please file a report from your independent accountant that that contains language in the introductory and opinion paragraphs stating that they have audited the cumulative financial data to correspond with the presentation in your financial statements.

Exhibits

5.   Please file or incorporate by reference all documents required to be filed as exhibits pursuant to Item 601 of Regulation S-K. We note for example that you have not filed or incorporated by reference your articles of incorporation or bylaws. Refer to Item 601(b)(3) of Regulation S-K. We also note that you have not included the Interactive Data File as an exhibit in accordance with Item 601(b)(101) of Regulation S-K.

6.   Please file an amendment to your annual report to include the certifications prescribed under Item 601(b)(31) and Item 601(b)(32) of Regulation S-K.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Anthony A. Patel
         Cassidy & Associates